                                                                    Exhibit 12.1

                       Health Management Associates, Inc.
               Computations of Ratios of Earnings to Fixed Charges
                             (Dollars in thousands)

         The following table sets forth our ratio of earnings to fixed charges for each of the fiscal years ended September 30, 1997, 1998, 1999, 2000 and 2001, and for the three-month period ended December 31, 2001.


                                                                                                           Three Months
                                                                    Fiscal Year                                Ended
                                             ------------------------------------------------------------  December 31,
                                              1997        1998        1999          2000         2001          2001
                                             ---------  --------    ---------     ---------   ---------    ------------
Earnings:
     Total earnings before taxes ..........  $ 178,309    $225,279    $246,653     $ 275,995    $ 320,951    $ 83,072

Fixed charges:
     Interest portion of rental expense ...      4,861       6,733       8,287         9,530       10,213       2,732
     Interest expense and capitalized .....      6,649       8,574      14,440        31,095       22,309       4,479
     Amortization of financing costs ......        272         272         290           555          847         211
                                             ---------    --------    ---------    ---------    ---------    ---------

     Total fixed charges ..................     11,782      15,579      23,017        41,180       33,369       7,422

Less:
     Capitalized interest .................        500       1,329       4,271         3,100            -           -

     Fixed charges in earnings ............     11,282      14,250      18,746        38,080       33,369       7,422
                                             ---------    --------    ---------    ---------    ---------    ---------

Earnings available for fixed charges ......  $ 189,591    $239,529    $265,399     $ 314,075    $ 354,320    $ 90,494
                                             ---------    --------    ---------    ---------    ---------    ---------

Ratio of earnings to fixed charges ........       16.1        15.4        11.5           7.6         10.6        12.2
                                             ---------    --------   ----------    ---------    ---------    ---------



The ratio of earnings to fixed charges was computed by dividing the sum of earnings before income taxes and fixed charges in earnings by fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs, amortization of debt premium/discount, and a portion of operating lease rental expense which management believes to be representative of the interest factor. The computation of the ratio has not been audited for any of the periods indicated.